UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

GenVec, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

37246C109

(CUSIP Number)

Anthony Chrampanis

Landesbank Berlin AG

Alexanderplatz 2

D-10178 Berlin

Germany

+49 30 2456 1239

________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

CUSIP No. [ 37246C109 ]

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Landesbank Berlin AG

IRS No.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of funds (See Instructions)

5.           Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)       ☐

6.	Citizenship or Place of Organization
Federal Republic of Germany

Number of	7.	Sole Voting Power: 3,690,200

Shares Bene-

ficially	8.	Shared Voting Power:

Owned by Each

Reporting	9.	Sole Dispositive Power: 3,690,200

Person with:

10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,690,200

12.         Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

 ☐

13.	Percent of Class Represented by Amount in Row (11)	4.9%

14.	Type of Reporting Person (See Instructions)	BK

                This Amendment No. 3 amends and supplements items 4 and 5 of the Statement on Schedule 13D, as previously amended, of Landesbank Berlin AG (“LB”), a wholly owned subsidiary of Landesbank Berlin Holding AG (the "Parent"), which is in turn controlled by Erwerbsgesellschaft der S-Finanzgruppe mbH & Co. KG, a German limited partnership, with respect to the shares of Common Stock, par value $.001 per share (the "Common Stock"), of GenVec, Inc. (the “Company"). Statements in the Previous Schedule 13D that are not modified in this amendment are not amended and remain as previously reported.

Item 4. Purpose of Transaction

As reported in Item 5 below, LB ceased to own more than 5% of the shares of Common Stock on December 24, 2007. With this Amendment No. 3 LB is therefore exiting the Schedule 13D filing system with respect to the Company.

Item 5. Interest in Securities of the Issuer

According to the Company’s filing on Form 10-Q made on November 9, 2007, as of October 31, 2007 there were 75,384,645 shares of Common Stock outstanding. The percentage set forth in this Item 5 is derived using such number.

(a) As of the close of business on December 24, 2007, LB owned 3,690,200 shares of the Common Stock, representing approximately 4.9% of the outstanding shares of Common Stock

(b) LB has sole power to vote and to dispose of the shares of Common Stock owned by it.

(c) Other than sales previously reported on Amendment No. 2 to this Statement on Schedule 13D, LB engaged in the following sale transactions in the Common Stock during the 60-day period ending at the close of business on December 24, 2007, totaling 684,400 shares of Common Stock, all of which were effected in transactions on the Nasdaq National Market:

Trade Date	Number of Shares	Price (before commissions)

12.17.2007	20,000	$1.3548
12.17.2007	1,828	1.37
12.17.2007	10,898	1.38
12.17.2007	10,474	1.39
12.17.2007	33,791	1.40
12.17.2007	6,800	1.41
12.17.2007	309	1.42
12.17.2007	800	1.43
12.18.2007	1,120	1.35
12.18.2007	14,844	1.36
12.18.2007	64,659	1.37
12.18.2007	12,177	1.38
12.18.2007	6,900	1.39
12.18.2007	11,000	1.40
12.18.2007	10,000	1.41
12.18.2007	10,000	1.42
12.18.2007	10,000	1.43
12.19.2007	10,900	1.40

12.19.2007	10,000	1.41
12.19.2007	17,300	1.42
12.19.2007	19,124	1.43
12.19.2007	10,876	1.44
12.19.2007	10,000	1.45
12.19.2007	10,000	1.46
12.19.2007	53,300	1.5115
12.20.2007	5,000	1.53
12.20.2007	2,000	1.54
12.20.2007	3,097	1.55
12.20.2007	4,401	1.56
12.20.2007	7,866	1.57
12.20.2007	8,978	1.58
12.20.2007	7,901	1.59
12.20.2007	30,000	1.5984
12.20.2007	7,000	1.60
12.20.2007	2,257	1.61
12.20.2007	2,000	1.62
12.21.2007	13,700	1.62
12.21.2007	27,268	1.6251
12.21.2007	25,957	1.63
12.21.2007	36,900	1.64
12.21.2007	29,191	1.65
12.21.2007	2,800	1.66
12.21.2007	6,243	1.67
12.24.2007	89,800	1.5939
12.24.2007	4,941	1.64

(d) Inapplicable.

(e) LB ceased to be the owner of more than 5% of the Common Stock on December 24, 2007.

.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2008

LANDESBANK BERLIN AG

By: /s/ Dirk Kipp
Name: Dirk Kipp
Title:	Managing Director

By: /s/ Anthony Chrampanis
Name: Anthony Chrampanis
Title: